EXHIBIT 99.1

NEWS RELEASE


                   McCAW TO BUY THE REST OF LIN


FOR RELEASE:  Friday, April 7, 1995

     NEW YORK - AT&T and McCaw Cellular today announced that
McCaw has decided to proceed with an acquisition of the public shares of LIN Broadcasting at $127.50 per share in cash. The cost of the acquisition is approximately $3.3 billion.

     The price of LIN was determined under terms of an agreement between McCaw and LIN, reached in 1989 when McCaw acquired a controlling interest in LIN. Under the valuation agreement, McCaw has the right to purchase the remaining 48 percent of LIN at an assessed private market value. The investment banking firm of Wasserstein Perella & Co. determined the private market value price under that agreement and thus the purchase price of $127.50.

     The next step in the process is for McCaw and LIN to enter into a merger agreement, which will be presented to the LIN public shareowners. The merger agreement will require the approval of a majority of the LIN public shares.

     LIN has a total of about 53.3 million shares on a fully diluted basis.

                          #     #     #